 As Filed with the Securities and Exchange Commission on January 10, 1997

                                                    Registration No. 333- ______

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


       STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact name of trust)

                       STATE FARM LIFE INSURANCE COMPANY
                              (Name of depositor)

                             One State Farm Plaza
                       Bloomington, Illinois  61710-0001
         (Complete address of depositor's principal executive offices)

     (Name and complete address
     of agent for service)                         Copy to:

     Laura P. Sullivan, Esq.                Stephen E. Roth, Esq.
     State Farm Life Insurance Company      Sutherland, Asbill & Brennan, L.L.P.
     One State Farm Plaza                   1275 Pennsylvania Avenue, N.W.
     Bloomington, Illinois 61710-0001       Washington, DC  20004-2404


                 Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

     Securities Being Offered:  Variable Universal Life Insurance Policies

       Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered.

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                       STATE FARM LIFE INSURANCE COMPANY

               Cross Reference to Items Required by form N-8B-2

N-8B-2 ITEM         CAPTION IN PROSPECTUS
-----------         ---------------------

1                   Cover Page
2                   Cover Page
3                   Not applicable
4                   Sale of the Policies
5                   The Variable Account
6                   The Variable Account
7                   Not applicable
8                   The Variable Account
9                   Litigation
10                  Summary and Diagram of the Policy; Premiums; Allocation
                    Options; Death Benefits; Other Policy Benefits and
                    Provisions; Surrender Benefits; Loan Benefits; The Variable
                    Account and State Farm Fund; Voting of Fund Shares
11                  The Variable Account and State Farm Fund; Allocation Options
12                  The Variable Account and State Farm Fund; Allocation Options
13                  Charges and Deductions
14                  Premiums
15                  Premiums; Allocation Options
16                  Allocation Options
17                  Premiums; Surrender Benefits; Loan Benefits; Requesting
                    Payments and Telephone Transactions
18                  The Variable Account and State Farm Fund; Other Policy
                    Benefits and Provisions
19                  Reports to Policy Owners
20                  The Variable Account
21                  Loan Benefits
22                  Not applicable
23                  State Farm and the Fixed Account
24                  Not applicable
25                  State Farm and the Fixed Account
26                  Charges and Deductions
27                  State Farm and the Fixed Account
28                  State Farm and the Fixed Account
29                  State Farm and the Fixed Account
30                  Not applicable
31                  Not applicable

32                  Not applicable
33                  Not applicable
34                  Not applicable
35                  State Farm and the Fixed Account
36                  Not applicable
37                  Not applicable
38                  Sale of the Policies
39                  Sale of the Policies
40                  Not Applicable
41                  Sale of the Policies
42                  Not applicable
43                  Not applicable
44                  How Your Policy Account Values Vary
45                  Not applicable
46                  How Your Policy Account Values Vary
47                  Allocation Options
48                  State Farm and the Fixed Account; The Variable Account and
                    State Farm Fund
49                  Not applicable
50                  The Variable Account and State Farm Fund
51                  Premiums; Allocation Options; Charges and Deductions;
                    Surrender Benefits
52                  The Variable Account and State Farm Fund; Other Policy
                    Benefits and Provisions
53                  Tax Considerations
54                  Not applicable
55                  Hypothetical Illustrations
56                  Not applicable
57                  Not applicable
58                  Not applicable
59                  Financial Statements

                                    PART I

                       PROSPECTUS DATED __________, 1997
                   Variable Universal Life Insurance Policy

       STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                     OF STATE FARM LIFE INSURANCE COMPANY
                             One State Farm Plaza
                       Bloomington, Illinois  61710-0001
                           Telephone (800) XXX-XXXX
--------------------------------------------------------------------------------

     This prospectus describes a variable universal life insurance policy (the "Policy") offered by State Farm Life Insurance Company ("State Farm," "we," "us," or "our"). The Policy is designed to provide lifetime insurance protection on the insured named in the Policy (the "Insured") and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefits payable under the Policy. This flexibility allows the purchaser of a Policy (the "Owner," "you," or "your") to provide for changing insurance needs under a single insurance policy.

     The Owner may allocate net premiums and Policy Account Value to the State Farm Life Insurance Company Variable Life Separate Account (the "Variable Account") and also to State Farm's general account (the "Fixed Account"), within certain limits. The Variable Account is divided into subaccounts (each, a "Subaccount"). Each Subaccount invests in a corresponding investment portfolio (each, a "Fund") of State Farm Variable Product Trust (the "State Farm Fund"). The Funds currently available are the Large Cap Equity Index Fund, Small Cap Equity Index Fund, Stock and Bond Balanced Fund, Bond Fund, Money Market Fund, and International Equity Index Fund. The accompanying prospectus for the State Farm Fund describes each of the Funds, including the risks of investing in each Fund, and provides other information about the State Farm Fund.

     An Owner can select from two death benefit options available under the
Policy: a level insurance amount or "Basic Amount" ("Option 1"), and a level insurance amount (or Basic Amount) plus Policy Account Value ("Option 2"). State Farm guarantees that the death benefit will never be less than the Basic Amount (less any unrepaid Policy loans and past due charges) so long as the Policy is in force.

     The Policy provides for a Cash Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed Cash Surrender Value or guaranteed minimum Cash Surrender Value. On any given day, the Cash Surrender Value could be more or less than the premiums paid. If the Cash Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Death Benefit Guarantee Period, regardless of the sufficiency of the Cash Surrender Value, so long as the minimum premiums for the Death Benefit Guarantee have been paid.
The Policy also provides for Policy loans and permits withdrawals within limits. In addition, Owners can elect dollar-cost averaging or portfolio rebalancing programs.

This prospectus should be read carefully and retained for future reference. A prospectus for State Farm Variable Product Trust must accompany this prospectus and should be read in conjunction with this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

SUMMARY AND DIAGRAM OF THE
     POLICY................................................................   3

INDEX OF TERMS.............................................................   6

PREMIUMS...................................................................   8
     Applying for a Policy.................................................   8
     Free Look Right to Cancel Policy......................................   8
     Premiums..............................................................   8
     Planned Premiums......................................................   8
     Premiums to Prevent Lapse.............................................   9
     Death Benefit Guarantee...............................................   9
     Crediting Premiums to the Policy......................................   9

ALLOCATION OPTIONS.........................................................   9
     Net Premium Allocations...............................................   9
     Subaccount Options....................................................  10
     Fixed Account Option..................................................  11
     Transfers.............................................................  11
     Dollar-Cost Averaging.................................................  11
     Portfolio Rebalancing Program.........................................  12

CHARGES AND DEDUCTIONS.....................................................  12

HOW YOUR POLICY ACCOUNT VALUES
     VARY..................................................................  14
     Policy Account Value..................................................  14
     Cash Value............................................................  14
     Cash Surrender Value..................................................  14
     Subaccount Policy Value...............................................  14
     Fixed Policy Account Value............................................  15

DEATH BENEFITS.............................................................  15
     Amount of Death Benefit Payable.......................................  15
     Death Benefit Options.................................................  16
     Changing the Death Benefit Option.....................................  17
     Changing the Basic Amount.............................................  17
     Effect of Withdrawals on the Death
             Benefit.......................................................  18
     Changing the Beneficiary..............................................  18

LOAN BENEFITS..............................................................  18
     Loan Policy Account...................................................  18
     Interest..............................................................  18
     Loan Repayment........................................................  18
     Effect of Policy Loan.................................................  19

SURRENDER BENEFITS.........................................................  19
     Full Surrender........................................................  19
     Withdrawals...........................................................  19

HYPOTHETICAL ILLUSTRATIONS.................................................  20

REQUESTING PAYMENTS and
     TELEPHONE TRANSACTIONS................................................  22
     Requesting Payments...................................................  22
     Telephone Transactions................................................  22

OTHER POLICY BENEFITS AND
     PROVISIONS............................................................  23
     Exchange Provision....................................................  23
     Other Policy Provisions...............................................  23
     Beneficiary...........................................................  23
     Reinstatement.........................................................  23
     Other Changes.........................................................  23
     Reports to Policy Owners..............................................  24
     Assignment and Change of Owner........................................  24
     Supplemental Benefits.................................................  24

STATE FARM AND THE FIXED
     ACCOUNT...............................................................  25

THE VARIABLE ACCOUNT AND STATE
     FARM FUND.............................................................  29

TAX CONSIDERATIONS.........................................................  31

ADDITIONAL INFORMATION.....................................................  33

APPENDIX A.................................................................  35

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no outstanding Loan Amount. Definitions of certain terms used in this prospectus may be found by referring to the Index of Terms immediately following the diagram.

       Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with other insurance owned by the Owner. It may not be advantageous to replace existing insurance with the Policy.

       Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of a Cash Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Cash Surrender Value may be substantially lower than the premiums paid. However, the Policy differs from universal life insurance in that the Policy Account Value may decrease if the investment performance of the Subaccounts to which Policy Account Value is allocated is sufficiently adverse. If the Cash Surrender Value becomes insufficient to cover charges when due and the Death Benefit Guarantee is not in effect, the Policy will lapse without value after a grace period. See "Premiums to Prevent Lapse," page _____.

       Tax Considerations. State Farm intends for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." State Farm will monitor Policies and will attempt to notify an Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page _____.

       Free Look Right to Cancel. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a full refund of all premiums paid. See "Free Look Right to Cancel Policy," page _____. During this limited period, Net Premiums paid will be allocated to the Fixed Account. See "Net Premium Allocations," page _____.

       Owner Inquiries. If you have any questions, you may write or call our Home Office at One State Farm Plaza, Bloomington, IL 61710-0001, (800) XXX-XXXX.

                               DIAGRAM OF POLICY


--------------------------------------------------------------------------------
                                   PREMIUMS

* You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip planned premiums. See "Planned Premiums," page ___.

* Minimum initial premium and planned premium depend on the Insured's Age, sex, rate class, Basic Amount selected, and any supplemental riders. See "Premiums," page ____.

*  Unplanned premiums may be made, within limits.  See "Premiums," page ____.

*  Under certain circumstances, extra premiums may be required to prevent lapse.  See "Premiums to Prevent Lapse," page ___.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          ALLOCATION OF NET PREMIUMS

* A 5% premium charge is deducted from each premium before allocation resulting in a net premium.

* You direct the allocation of Net Premiums among six Subaccounts and the Fixed Account. See "Net Premium Allocations" for rules and limits.

* Interest is credited on amounts allocated to the Fixed Account at a rate determined by State Farm, but not less than an annual effective rate of 4%.
See "Transfers" for rules and limits on Fixed Account allocations.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      FUNDS AVAILABLE THROUGH SUBACCOUNTS

* The Subaccounts invest in corresponding portfolios of State Farm Variable Product Trust. See "The State Farm Fund."

*  The current Funds available and their fees and expenses are as follows:

        Large Cap     Small Cap     Stock and             Money    International
        Equity Index  Equity Index  Bond Balanced  Bond   Market   Equity Index
        ------------  ------------  -------------  ----   ------   ------------
Fees             %            %             %          %        %             %
Expenses         %            %             %          %        %             %
        ---------     --------      --------       ----   ------   -----------
Total            %            %             %          %        %             %
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            DEDUCTIONS FROM ASSETS

* A monthly deduction is made for cost of insurance, $6 current monthly expense charge (maximum of $8 per month), and supplemental benefit charges. See "Charges and Deductions -- Monthly Deduction."

* A daily charge at a current effective annual rate of 0.80% (maximum effective annual rate of 0.90%) is deducted from assets in the Subaccounts. See
"Charges Deducted From the Subaccounts."  This charge is not deducted from
Fixed Policy Account Value.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             POLICY ACCOUNT VALUE

* Policy Account Value is the amount in the Subaccounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Loan Amount. See "Policy Account Value," "Fixed Policy Account Value," and "Subaccount Policy Value."

* Policy Account Value varies from day to day to reflect Subaccount investment experience, interest credited on any Fixed Account allocations, charges deducted and other Policy transactions (such as Policy loans, transfers and withdrawals).

* Policy Account Value can be transferred among the Subaccounts and the Fixed Account. A $25 transfer processing fee may apply to transfers made after the 12th transfer in a Policy Year. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

* Policy Account Value serves as the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.

*  There is no minimum guaranteed Policy Account Value.  The Policy may lapse on a Deduction Date if the Cash Surrender Value is insufficient to cover the Monthly Deduction then due and the Death Benefit Guarantee is not in effect.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CASH BENEFITS                          DEATH BENEFITS

*  Loans may be taken for           * Death Benefits are available as
amounts up to 90% of Cash           lump sum or under a variety of
Value, at a net interest            payment options.
rate of 2%.  See "Policy
Loans" and "Tax Treatment           * The minimum Basic Amount available
of Policy Benefits."                is $50,000.

*  Withdrawals generally            *  Death Benefits are available in
can be made up to 4 times           two death benefit options: Option 1
each Policy Year provided           (greater of Basic Amount plus any Net
there is sufficient                 Premium payment received since the
remaining Cash Surrender            last Deduction Date, or a specified
Value.  A withdrawal                percentage of Policy Account Value);
processing fee equal to             or Option 2 (greater of Basic Amount
the lesser of $25 or 2%             plus the Policy Account Value, or a
of the amount requested             specified percentage of Policy
for withdrawal will apply           Account Value).  See "Death Benefits."
to each withdrawal.  See
"Withdrawals" for rules             * There is flexibility to change the
and limits.                         Basic Amount and to change the Death
                                    Benefit option.  See "Changing the
*  The Policy can be                Basic Amount" and "Changing the Death
surrendered at any time             Benefit Option" for rules and limits.
for its Cash Surrender
Value (Policy Account               * The Death Benefit Guarantee keeps
Value minus Loan Amount             the Policy in force regardless of
and minus any applicable            sufficiency of Cash Surrender Value
surrender charge).  See             so long as cumulative premiums paid
"Full Surrender."                   on the Policy, less any withdrawals
                                    and less the Loan Amount, are at
*  A surrender charge will          least equal to the Minimum Premium.
be deducted from the                See "Death Benefit Guarantee."
Policy Account Value upon
a full surrender of the             * The Death Benefit should be
Policy during the first             excludable from the gross income of
10 Policy Years or the              the Beneficiary.  See "Tax Treatment
first 10 years after an             of Policy Benefits."
increase in Basic Amount.
See "Surrender Charge."

* A variety of payment
options are available.

--------------------------------------------------------------------------

INDEX OF TERMS

Age - Age means the age on the Insured's last birthday as of the Policy Date and each Policy Anniversary. If the Policy Date falls on the birthday of the Insured, the Age will be the age attained by the Insured on the Policy Date.

Cash Value - Policy Account Value less any applicable surrender charge.

Cash Surrender Value - Cash Value less any Loan Amount.

Death Benefit - The amount of insurance provided under the Policy determined by the Death Benefit Option and any insurance amounts provided by riders. The amount payable on the death of the Insured will be reduced by any Loan Amount and any unpaid Monthly Deductions.

Deduction Date - The Policy Date and each monthly anniversary of the Policy
Date.

Fixed Policy Account Value - The Policy Account Value in the Fixed Account.

Issue Date - The date the Policy is issued.

Loan Policy Account - A part of our general account to which Variable Policy Account Value is transferred to provide collateral for any loan taken under the Policy.

Loan Policy Account Value - The Policy Account Value in the Loan Account.

Loan Amount - The sum of all outstanding Policy loans including both principal plus accrued interest.

Minimum Premium - For any Policy Month during the first 10 Policy Years the cumulative minimum monthly premium required to keep the Death Benefit Guarantee in effect.

Policy - The Policy contains the Basic Plan, any amendments, endorsements, and riders, and a copy of the application. The Policy is the entire contract.

Policy Anniversary - The same day and month as the Policy Date each year that the Policy remains in force.

Policy Date - If the Policy is issued as applied for and we receive the initial premium before the Issue Date, the Policy Date is the later of the application date or the date we receive the initial premium. Otherwise, the Policy Date is the Issue Date. Policy Months, Years and Anniversaries are measured from the Policy Date. The Policy Date cannot be the 29th, 30th, or 31st day of any month.

Policy Account Value - The sum of the Variable Policy Account Value, the Fixed Policy Account Value, and the Loan Policy Account Value.

Policy Year - Any period of twelve months starting with the Policy Date or a Policy Anniversary.

Home Office - One State Farm Plaza, Bloomington, IL 61710-0001, 1-800-XXX-XXXX.

Subaccount Policy Value - The Variable Policy Account Value in a Subaccount.

Valuation Day - Each day on which both the New York Stock Exchange and the Home Office are open for business except for a day that a Subaccount's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day. During 1997, the Home Office is closed on the Friday after Thanksgiving and the day after Christmas Day.

Valuation Period - The period of time commencing at the close of business on one Valuation Day and ending at the close of business on the next succeeding Valuation Day.

Variable Policy Account Value - The sum of all Subaccount Policy Values.

PREMIUMS

     Applying for a Policy. To purchase a Policy, you must complete an application and submit it to an authorized State Farm agent. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the date we receive the initial premium, but is limited to $300,000 until the application is approved.

     Generally, State Farm will issue a Policy covering an Insured up to age 80 if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the Insured. State Farm may, in its sole discretion, issue a Policy covering an Insured over age 80. We reserve the right not to accept an application for any lawful reason.

     Free Look Right to Cancel Policy. During your "free-look" period, you may cancel your Policy and receive a refund of all premiums paid. The free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to State Farm or to an authorized State Farm agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.

     Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex and rate class of the proposed Insured, the desired Basic Amount, and any supplemental benefits. After the initial premium is paid, additional premiums may be paid in any amount (of at least $25) and at any time. However, total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium. In addition, we will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations," page
_____.

     Planned Premiums. When you apply for a Policy, you select a monthly or annual premium payment plan. You may arrange for monthly premiums to be paid via automatic deduction from your checking account. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned (subject to the $25 minimum) or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch between monthly and annual frequencies, whenever you want by providing satisfactory written or telephone instructions to the Home Office, which will be effective upon our receipt of the instructions. Depending on the Policy Account Value at the time of an increase in the Basic Amount and the amount of the increase requested, a change in the amount of planned premiums may be advisable. See "Changing the Basic Amount," page ___.

     Premiums to Prevent Lapse. Failure to pay planned premiums will not necessarily cause a Policy to lapse. Rather, whether a Policy lapses depends on whether its Cash Surrender Value is insufficient to cover the Monthly Deduction when due. If the Cash Surrender Value on a Deduction Date is less than the Monthly Deduction to be deducted on that date and the Death Benefit Guarantee is not in effect, the Policy will be in default and a grace period will begin. See "Monthly Deduction," page ___ and "Death Benefit Guarantee," below. This could happen if the Cash Surrender Value has decreased due to insufficient investment experience or because premiums paid have been insufficient to offset the Monthly Deduction.

     You will have a 61-day grace period to pay a premium sufficient to cover the Monthly Deductions for the grace period and any increase in the surrender charges during the grace period. State Farm will send notice of the amount required to be paid during the grace period to your last known address and to any assignee of record. The grace period will begin when the notice is sent and your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the grace period premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction(s) due on or before the date of the Insured's death. See "Amount of Death Benefit Payable," page _____. If the grace period premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Other Policy Benefits and Provisions," page _____ for a discussion of your reinstatement rights.

     A grace period also may begin if the Cash Surrender Value is insufficient to cover charges due to the outstanding Loan Amount. See "Effect of Policy Loan," page _____.

     Death Benefit Guarantee. During the first 10 Policy Years, so long as cumulative premiums paid, less withdrawals and the Loan Amount, are at least equal to the Minimum Premium amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Cash Surrender Value to cover Monthly Deductions.

     Crediting Premiums to the Policy. Your initial premium will be credited to the Policy on the Policy Date. Any premium received during the free look period will be credited to the Policy on the date it is received at our Home Office. Any premium received after the free look period ends (see "Net Premium Allocations," below) will be credited to the Policy on the Valuation Day it is received at our Home Office.

ALLOCATION OPTIONS

     Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Subaccount and the Fixed Account. You can change the allocation percentages at any time by sending satisfactory written or telephone instructions to the Home Office. The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number of at least 1%.

     Until the free look period expires, all Net Premiums will be allocated to the Fixed Account. At the end of this period, the Policy Account Value is transferred to the Subaccounts and/or remains in the Fixed Account based on the net premium allocation percentages in the application. See "How Your Policy Account Values Vary," page __. For this purpose, we assume your free look period starts 10 days after we issue your Policy.

     Subaccount Options. The Variable Account has six Subaccounts, each investing in a specific Fund of the State Farm Fund. The State Farm Fund is a series-type fund registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective(s) of each of the Funds in which Subaccounts invest are summarized below. There is no assurance that these objectives will be met.

     Large Cap Equity Index Fund seeks to match the performance of the Standard & Poor's Composite Index of 500 Stocks. This Fund will pursue its objective by investing in a representative sample of stocks found in the index.

     Small Cap Equity Index Fund seeks to match the performance of the Russell 2000 Small Stock Index. This Fund will pursue its objective by investing in a representative sample of stocks found in the index.

     Stock and Bond Balanced Fund seeks long-term growth of capital, balanced with current income. This Fund will pursue its objective by investing approximately 60% of its assets in the Large Cap Equity Index Fund and approximately 40% of its assets in the Bond Fund.

     Bond Fund seeks to realize over a period of years the highest yield through current income and capital gains. This Fund will pursue its objective by investing in high quality debt securities with primarily intermediate-term (five to fifteen years) maturities.

     Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government.

     International Equity Index Fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australia and Far East Index. This Fund will pursue its objective by investing in a representative sample of stocks found in that index.

Further information about the Funds is contained in the accompanying prospectus for the State Farm Fund, which you should read in conjunction with this prospectus. See also "The State Farm Fund," page ___.

     Fixed Account Option. The Fixed Account is part of our general account. It is not a separate account. Amounts allocated to the Fixed Account are credited with interest for the period of allocation at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed interest rate plus any excess interest rate. The current interest rate is determined periodically. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. See "State Farm's Fixed Account Option," below. There are significant limits on your right to transfer Policy Account Value from the Fixed Account. See "Transfers," below.

     Transfers. You may transfer Policy Account Value from and among the Subaccounts at any time after the end of the free look period. The minimum amount of Policy Account Value that may be transferred from a Subaccount is $250, or, if less, the Policy Account Value held in the Subaccount. Fixed Policy Account Value may be transferred from the Fixed Account to a Subaccount or Subaccounts only once each Policy Year and only during the 30-day period following the end of each Policy Year. Unused transfers do not carry over to the next year. The maximum transfer amount is the greater of 25% of the Fixed Policy Account Value on the date of the transfer or $1,000, unless waived by us. The amount transferred must be at least $250, or, if less, the Policy Account Value held in the Fixed Account.

     Transfer requests may be made by satisfactory written or telephone request. A transfer will take effect on the date the request is received at the Home Office. State Farm may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments," page _____. There is no limit on the number of transfers from and among the Subaccounts. However, State Farm reserves the right to impose a $25 per transfer processing fee on each transfer in a Policy Year in excess of 12. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. State Farm reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount from either the Subaccount investing in the Money Market Fund (the "Money Market Subaccount") or the Subaccount investing in the Bond Fund (the "Bond Subaccount") to any combination of Subaccounts and/or the Fixed Account. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar-cost averaging program at any time by sending us a written request. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or Bond Subaccount, as applicable. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Subaccount from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the portfolio rebalancing program.

     Portfolio Rebalancing Program. Once your money has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) your Policy Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by sending us a written request at the Home Office. Your percentage allocations must be in whole percentages and be at least 1% per allocation. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss. Portfolio rebalancing is not available while you are participating in the dollar-cost averaging program.

CHARGES AND DEDUCTIONS

     State Farm deducts the charges described below. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations beginning on page ____. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by State Farm under or in connection with the Policies. Services and benefits provided by State Farm include: the death, cash and loan benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. Costs and expenses incurred by State Farm include those associated with underwriting applications, increases in Basic Amount, and riders, various overhead and other expenses associated with providing the services and benefits provided by the Policy, sales and marketing expenses, and other costs of doing business, such as federal, state and local premium and other taxes and fees. Risks assumed by State Farm include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

     . Premium Charge. State Farm deducts a 5% charge from each premium before allocating the resulting Net Premium to the Policy Account Value.

     . Mortality and Expense Risk Charge. State Farm currently deducts a daily charge from assets in the Subaccounts attributable to the Policies at an effective annual rate of 0.80% of net assets. This charge is guaranteed not to exceed an effective annual rate of 0.90% of net assets. This charge does not apply to Fixed Account assets attributable to the Policies. This charge is factored into the net investment factor (see page ____).

     . Monthly Deduction. State Farm deducts the Monthly Deduction on each Deduction Date from Policy Account Value in the Variable Account and the Fixed Account on a pro rata basis. The Monthly Deduction for each Policy consists of (1) the cost of insurance charge discussed below,
          (2) a current monthly expense charge of $6 (it cannot exceed $8 per month), and (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits").

     . Surrender Charge. If the Policy is surrendered during the first 10 Policy Years or the first 10 years after an increase in Basic Amount, State Farm will deduct a surrender charge based on the Basic Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. The surrender charge depends on the Insured's Age at issue, or on the Policy Anniversary preceding an increase. It is calculated based on an amount per $1,000 of the Basic Amount at issue (or increase). During the 10-year period a surrender charge is in effect, it increases monthly in the first two years, remains level for the next four years, then decreases by 1/5 each year for the next five years to zero. See Appendix A for sample surrender charges. The surrender charge for your Policy will be stated in your Policy.

     . Other Charges. See "Transfers," page ___, for a discussion of the transfer processing fee, "Withdrawals," page ___, for a discussion of the withdrawal processing fee, and the prospectus for the State Farm Fund for a description of the investment advisory fees and other expenses incurred by the Funds.

     Comment on Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Deduction Date to Deduction Date. It is calculated separately for the Basic Amount at issue and for any increase in the Basic Amount. The cost of insurance charge is equal to the Company's current monthly cost of insurance rate for the Insured multiplied by the net amount at risk under the Policy for the Basic Amount at issue or as increased. The net amount at risk is equal to the difference between
(1) the amount of insurance attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month divided by 1.0032737, and (2) the Policy Account Value attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month after the deduction of the part of the Monthly Deduction that does not include the cost of insurance and the monthly charge for any Waiver of Monthly Deduction rider. Your Policy describes more specifically how this amount is calculated.

     The cost of insurance rate for the Insured is based on his or her Age, sex and applicable rate class. We currently place Insureds in the following rate classes when we issue the Policy, based on our underwriting: a male or female or unisex rate class; and a tobacco or non-tobacco rate class. Juveniles are placed in a male or female or unisex rate class. The original rate class applies to the initial Basic Amount. If an increase in Basic Amount is approved, a different rate class may apply to the increase, based on the Insured's circumstances at the time of the increase. We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policy. The maximum cost of insurance rates are based on the Insured's age last birthday at the start of the Policy Year, sex, and tobacco use. If the Insured is age 20 and over on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Non-Smoker Table applies if the Insured is classified as non-tobacco; otherwise, the Commissioners 1980 Standard Ordinary Smoker Mortality Table applies. If the Insured is under age 20 on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Mortality Table applies. Modifications are made for rate classes other than standard. See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

HOW YOUR POLICY ACCOUNT VALUES VARY

     Policy Account Value. The Policy Account Value serves as a starting point for calculating certain values under a Policy. It is the aggregate of the Subaccount Policy Values, the Fixed Policy Account Value and Loan Policy Account Value credited to the Policy. See "Loan Benefits," page ___. The Policy Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Policy Account Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account and Loan Policy Account, charges, transfers, withdrawals, Policy loans, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.

     Cash Value. The Cash Value on a Valuation Day is the Policy Account Value reduced by any surrender charge that would be deducted if the Policy were surrendered that day.

     Cash Surrender Value. The Cash Surrender Value on a Valuation Day is the Cash Value reduced by any Loan Amount.

     Subaccount Policy Value. On any Valuation Day, the Subaccount Policy Value is equal to the number of Subaccount units credited to the Policy multiplied by their unit value for that day. When you allocate an amount to a Subaccount, either by Net Premium allocation, transfer of Policy Account Value or repayment of a Policy loan, your Policy is credited with units in that Subaccount. The number of units is determined by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's unit value for the Valuation Day when the allocation, transfer or repayment is effected. The number of Subaccount units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a Policy loan is taken from the Subaccount, an amount is transferred from the Subaccount, a withdrawal is taken from the Subaccount, or the Policy is surrendered.

     Unit Values. A Subaccount's unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the unit value is determined by multiplying the value of a unit for a Subaccount for the prior Valuation Period by the net investment factor for the Subaccount for the current valuation period.

     Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Fund held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Subaccount, is taken into account.

     Fixed Policy Account Value. The Fixed Policy Account Value on any date on or after the Issue Date is equal to: (1) the sum of the following amounts in the Fixed Account: Net Premium allocations, Policy Account Value transfers, and interest accruals (if the date is a Policy Anniversary it also includes any dividend payments); minus (2) the sum of any Monthly Deductions attributed to the Fixed Account, any withdrawals or transfers (including any transfer processing fee or withdrawal processing fee) from the Fixed Account, and Policy loans taken from the Fixed Account.

DEATH BENEFITS

     As long as the Policy remains in force, we will pay the death benefit upon receipt at our Home Office of satisfactory proof of the Insured's death. See "Requesting Payment," page ___. The death benefit will be paid to the Beneficiary.

     Amount of Death Benefit Payable. The amount of death benefit payable is the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental death benefit provided by riders, minus any Loan Amount on that date and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. Under certain circumstances, the amount of the death benefit may be further adjusted. See "Incontestability" and "Misstatement of Age or Sex," page _____. If the Insured dies before a Policy is issued, the death benefit payable is limited to $300,000.

     Death Benefit Options. Under Option 1, the Death Benefit is the greater of
(1) the Basic Amount plus any Net Premiums received since the last Deduction Date, or (2) the applicable percentage amount of the Policy Account Value based on the Insured's Age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. Under Option 2, the Death Benefit is the greater of (1) the Basic Amount plus the Policy Account Value, or (2) the applicable percentage amount of the Policy Account Value, on the date of the Insured's death, as determined using the table of percentages prescribed by federal income tax law. The percentage is 250% to Age 40 and declines thereafter as the Insured's Age increases. The table of percentages is shown below. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.


------------------------------------------------------------
        Table of Percentages of Policy Account Value
------------------------------------------------------------

  Age     Percentage   Age  Percentage     Age    Percentage
------------------------------------------------------------
 0 - 40       250%      54     157%         68        117%
   41         243%      55     150%         69        116%
   42         236%      56     146%         70        115%
   43         229%      57     142%         71        113%
   44         222%      58     138%         72        111%
   45         215%      59     134%         73        109%
   46         209%      60     130%         74        107%
   47         203%      61     128%       75 - 90     105%
   48         197%      62     126%         91        104%
   49         191%      63     124%         92        103%
   50         185%      64     122%         93        102%
   51         178%      65     120%         94        101%
   52         171%      66     119%        95+        100%
   53         164%      67     118%
------------------------------------------------------------

      Under Option 1, the Death Benefit ordinarily will not change. Under Option 2, the Death Benefit will vary directly with the investment performance of the Policy Account Value. To see how and when investment performance may begin to affect the Death Benefit, please see the hypothetical illustrations beginning on page _____.

      Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office and no more than one change in the Death Benefit Option may be made in any Policy Year. The effective date of the change will be the date when we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option 1 to Option 2, the Basic Amount will be decreased by the Policy Account Value on the effective date of the decrease. When a change from Option 2 to Option 1 is made, the Basic Amount after the change will be increased by the Policy Account Value on the effective date of the increase. The minimum monthly premium for the Death Benefit Guarantee will also change when a Death Benefit Option change is made.

      Changing the Basic Amount. You select the Basic Amount when you apply for the Policy. You may change the Basic Amount, subject to the following conditions. No change will be permitted that may result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Only one change (increase or decrease) may be made during a Policy Year. To increase the Basic Amount, see an authorized State Farm agent. To decrease the Basic Amount, submit a written request to our Home Office. Any increase in the Basic Amount must be at least $25,000 and an application must be submitted, along with evidence of insurability satisfactory to State Farm. There must be enough Cash Surrender Value to make a Monthly Deduction that includes the cost of insurance for the increase.

      A change in planned premiums may be advisable based on the increase in Basic Amount. See "Planned Premiums," above. Also, the minimum monthly premium for the Death Benefit Guarantee will increase. The increase in Basic Amount, if approved by us, will become effective on the date the increase is applied for and the Policy Account Value will be adjusted to the extent necessary to reflect a pro-rata portion of the Monthly Deduction attributable to the increase as of the effective date and any intervening Deduction Date based on the increase in Basic Amount. No increases will be allowed after the Policy Anniversary when the Insured is age 80.

      Any decrease in the Basic Amount must be at least $10,000, and the Basic Amount after the decrease must be at least $50,000. A decrease in Basic Amount will become effective on the date we receive a written request at our Home Office. Also, the minimum monthly premium for the Death Benefit Guarantee will decrease. Any decrease will first be used to reduce the most recent increase, then the next most recent increases, then the initial Basic Amount. No surrender charge will be deducted upon a decrease in Basic Amount. The surrender charge will not be reduced upon a decrease in Basic Amount.

      Effect of Withdrawals on the Death Benefit. A withdrawal will affect your Death Benefit in the following respects. If Death Benefit Option 1 is in effect, the Basic Amount will also be reduced by the withdrawal amount dollar-for-dollar. If the Basic Amount reflects increases in the Initial Basic Amount, the withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the Initial Basic Amount. If Death Benefit Option 2 is in effect, the Basic Amount is unaffected by the withdrawal.

      Changing the Beneficiary. You designate the Beneficiary(ies) when you apply for the Policy. You may change the designated Beneficiary by submitting a satisfactory written request received by our Home Office. If the Insured dies and there is no surviving Beneficiary, the Insured's estate will be the Beneficiary.

LOAN BENEFITS

      You may borrow an amount(s) up to 90% of your Cash Value at any time. See "Requesting Payment," page ___. Requests for Policy loans may be made in writing or by telephone. See "Requesting Payments and Telephone
Transactions," page ___. Outstanding Policy loans, including accrued interest, reduce the amount available for new loans.

      Loan Policy Account. The Policy Account Value is not affected when a loan is made. However, an amount equal to the loan proceeds is transferred from the Policy Account Value in the Variable Account and Fixed Account to the Loan Policy Account, and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will take it on a pro rata basis. When a loan is repaid, an amount equal to the repayment is transferred from the Loan Policy Account to the Variable Account and Fixed Account and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.

      Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 8.0%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Loan Amount. Capitalized interest that results in taking Policy Account Value from the Subaccounts and Fixed Account to transfer to the Loan Policy Account will be allocated annually on a pro-rata basis according to the respective Subaccount Policy Values and the Fixed Policy Account Value. On each Deduction Date, the amount in the Loan Policy Account will be credited with interest at a minimum guaranteed annual effective rate of 6.0%. On each Deduction Date, the interest earned is transferred to the Subaccounts and the Fixed Account in accordance with the instructions for Net Premium allocations then in effect.

      Loan Repayment. You may repay all or part of your Loan Amount at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to our Home Office and will be credited as of the date received. Loan repayments received during the first 35 days after a Policy Anniversary will be credited first to interest then to principal. Loan repayments received after the first 35 days following a Policy Anniversary will be credited solely to principal. A Policy loan repayment is not treated as a premium payment and is not subject to the 5% premium charge.

      Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Subaccounts and current interest rates credited on Policy Account Value in the Fixed Account will apply only to the non-loaned portion of the Policy Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations," below, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the Death Benefit becomes payable while a Policy loan is outstanding, the Loan Amount will be deducted in calculating the Death Benefit. If the Loan Amount exceeds the Cash Value on any Deduction Date and the Death Benefit Guarantee is not in effect, the Policy will lapse. We will send you, and any assignee of record, notice of the lapse. You will have a 61-day grace period to submit a sufficient payment to avoid termination.

SURRENDER BENEFITS

      Full Surrender. You may surrender your Policy at any time for its Cash Surrender Value. See "Requesting Payments," page ___. A surrender charge may apply. See "Surrender Charge," page ___. Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.

      Withdrawals. You may make withdrawals under your Policy. See "Requesting Payments," page ___. Requests for withdrawals may be made in writing or by telephone. See "Requesting Payments and Telephone Transactions," page ___. The minimum withdrawal amount is the lesser of $500 or the Cash Surrender Value if less than $500. A withdrawal must be less than the Cash Surrender Value on the day the request for withdrawal is received at our Home Office. No more than four withdrawals may be made during a Policy Year. A withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed on a withdrawal. This charge will be deducted from your Policy Account Value along with the amount requested to be withdrawn. When you request a withdrawal, you can direct how the withdrawal will be deducted from your Policy Account Value. If you provide no directions, the withdrawal will be deducted from your Policy Account Value in the Subaccounts and Fixed Account on a pro-rata basis.

HYPOTHETICAL ILLUSTRATIONS

     The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time.
In particular, they illustrate how Policy Account Values, Cash Surrender Values and Death Benefits under a Policy covering an Insured of a given Age on the Policy Date, would vary over time if planned premiums were paid annually and the return on the assets in the Subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

     The illustrations assume an average annual expense ratio of _____% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios of each of the Funds for the first year of operations. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus. The current illustrations also reflect the 0.80% mortality and expense risk charge to the Variable Account. The guaranteed illustrations reflect the maximum 0.90% mortality and expense risk charge to the Variable Account. After deduction of estimated Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Subaccounts of _____%, _____% and _____%, respectively.

     The illustrations also reflect the Monthly Deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Amount or charges for supplemental benefits.

     The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

     [Hypothetical Illustrations to be included in pre-effective amendment]

REQUESTING PAYMENTS and TELEPHONE TRANSACTIONS

     Requesting Payments. Written requests for payment (except where telephone requests are authorized by us) must be sent to our Home Office or given to an authorized State Farm agent for forwarding to our Home Office. We will ordinarily pay any Death Benefit, loan proceeds or surrender or withdrawal proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of the Insured's death, the amount will be determined as of the date our Home Office receives all required documents. The Death Benefit generally will be paid through the State Farm Benefit Management Account(R), an interest bearing checking account. We will send the State Farm Benefit Management Account(R) checkbook to you within seven days after we receive all required documents. A Beneficiary will have immediate access to the proceeds by writing a check on the State Farm Benefit Management Account(R). We pay interest on the amount in the State Farm Benefit Management Account(R) from the date of the Insured's death to the date the State Farm Benefit Management Account(R) is closed. Amounts in the State Farm Benefit Management Account(R) are not insured by the Federal Deposit Insurance Corporation or any other agency.

     We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect State Farm's Policy Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender or Policy loan request for up to six months from the date we receive the request. However, we will not defer payment of a withdrawal or Policy loan requested to pay a premium due on a State Farm policy.

     The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy other than in a lump sum. An authorized State Farm agent can explain these options upon request. None of these options vary with the investment performance of a Variable Account because they are all forms of fixed-benefit annuities.

     Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, withdrawals, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions.

OTHER POLICY BENEFITS AND PROVISIONS

     Exchange Provision. You have the right to transfer all of your Policy Account Value to the Fixed Account. During the first two Policy Years, such transfers are not counted for purposes of determining whether a transfer processing fee applies.

     Other Policy Provisions. The Policy contains provisions addressing the following matters:

     . Dividends. The Policy is participating. However, we do not anticipate that any dividends will be paid on the Policy.

     . Incontestability. The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Issue Date of the Policy or effective date of the increase.

     . Suicide Exclusion. The Policy limits the Death Benefit if the Insured dies by suicide generally within two years after the Issue Date of the Policy or effective date of the increase.

     . Misstatement of Age or Sex. The Death Benefit will be adjusted if the Insured's Age or sex has been misstated in the application.

     Beneficiary. You may name the Beneficiary(ies) when you apply for the Policy. The Beneficiary is entitled to the insurance benefits under the Policy. You may change the Beneficiary or the order of payment during the Insured's lifetime by providing a written request to the Home Office. Your change will be effective on the date we receive your request. When the Insured dies, we will make payment in equal shares to the primary Beneficiary(ies) living when payment is made. If no Beneficiary is living when the Insured dies, we will make a one sum payment to you, if you are alive when payment is made. Otherwise, we will make a one sum payment to the estate of the last survivor of you and all Beneficiaries.

     Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within five years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

     Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of the Variable Account, if allowed by the Policy. Only an officer of the

Company has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by an officer to be valid.

     Reports to Policy Owners. State Farm maintains records and accounts of all transactions involving the Policy, the Variable Account, the Fixed Account and the Loan Account. Each year, or more often if required by law, you will be sent a report showing information about your Policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated Policy Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make withdrawals, you will receive a written confirmation of these transactions.

     Assignment and Change of Owner. You may assign the Policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our Home Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. See "Tax Considerations" below. You may change the Owner of the Policy by sending a written request to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the Written Request, but the change will not affect any action we have taken before we receive the Written Request. A change of Owner does not change the Beneficiary designation.

     Supplemental Benefits. The following supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Policy Account Value as part of the Monthly Deduction (see page _____).

     Guaranteed Insurability Option Rider. Allows you to increase the Basic Amount on the specific option dates without evidence of insurability.

     Disability Waiver of Monthly Deduction Rider. Provides for the waiver of the Monthly Deductions upon total disability of the Insured for as long as the disability continues.

     Additional Insured Rider. Provides level term insurance coverage for the spouse of the Insured to spouse's age 85.

     Accidental Death Benefit Rider. Provides additional death benefit if accidental death occurs prior to age 70.

     Children's Term Rider. Provides term life insurance on your eligible children.

     Additional Deposit Rider. Only available on certain tax-qualified
     Policies. Enables the Insured to make a single deposit at the time he or she places his or her Policy under one of the optional methods of payment in order to increase the amount of monthly payments under a settlement option. There is an additional charge deducted from the single deposit.

       Additional rules and limits apply to these supplemental benefits. Please ask your authorized State Farm agent for further information or contact our Home Office.

STATE FARM AND THE FIXED ACCOUNT

       State Farm Life Insurance Company. State Farm is an Illinois stock life insurance company that is wholly-owned by State Farm Mutual Automobile Insurance Company, an Illinois mutual insurance company. State Farm's home office is located at One State Farm Plaza, Bloomington, Illinois 61710. State Farm was incorporated in 1929 and has been continuously engaged in the life insurance business since that year. State Farm is subject to regulation by the Insurance Department of the State of Illinois as well as by the insurance departments of all other states and jurisdictions in which it does business. State Farm sells insurance in 46 states and the District of Columbia. State Farm also sells insurance in the Canadian provinces of Alberta, New Brunswick, and Ontario. State Farm submits annual statements on its operations and finances to insurance officials in such states and jurisdictions. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

       State Farm Directors and Officers. State Farm is managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of State Farm's directors.

                              Board of Directors

Name and Address             Position with State Farm           Principal Occupation During Past Five Years
-------------------------------------------------------------------------------------------------------------
Marvin D. Bower              Chairman of the Board and          Retired
                             Director
-------------------------------------------------------------------------------------------------------------

Edward B. Rust, Jr.          Director; President                Chairman of the Board, President and CEO -
                                                                State Farm Mutual Automobile Insurance
                                                                Company; President and CEO - State Farm Fire
                                                                and Casualty Company; President and CEO -
                                                                State Farm General Insurance Company;
                                                                President - State Farm County Mutual Insurance
                                                                Company of Texas; Director -State Farm
                                                                Lloyds, Inc.; Chairman of the Board, President
                                                                and Treasurer - State Farm Companies
                                                                Foundation; Director - State Farm International
                                                                Services, Inc.; President and Director -
                                                                State Farm Life Insurance Company, State
                                                                Farm Annuity and Life Insurance Company, State
                                                                Farm Life and Accident Assurance Company, State
                                                                Farm Investment Management Corp., State
                                                                Farm Growth Fund, Inc., State Farm Balanced
                                                                Fund, Inc., State Farm Interim Fund, Inc., and
                                                                State Farm Municipal Bond Fund, Inc.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Glenn A. Britt               Director                           Vice President - Health - State Farm Mutual
                                                                Automobile Insurance Company; Director and
                                                                Executive Vice President - State Farm Life
                                                                Insurance Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company
-------------------------------------------------------------------------------------------------------------
Darrell W. Beernink          Director; Vice President and       Vice President and Actuary - Health - State
                             Actuary                            Farm Mutual Automobile Insurance Company;
                                                                Director, Vice President and Actuary -  State
                                                                Farm Life Insurance Company; Vice President
                                                                and Actuary - State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company
-------------------------------------------------------------------------------------------------------------
Charles R. Wright            Director; Agency Vice              Director (1995 - present) and Agency Vice
                             President                          President (1992 - present) - State Farm
                                                                Mutual Automobile Insurance Company; -
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm
                                                                International Services, Inc., State Farm Life
                                                                Insurance Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company
-------------------------------------------------------------------------------------------------------------
Robert S. Eckley             Director                           Retired
-------------------------------------------------------------------------------------------------------------
Wendy L. Gramm               Director                           Director (1994 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1993 - present) - State Farm Life
                                                                Insurance Company; Director (1993 -
                                                                present) Enron Corp.; Self-employed
                                                                consultant (1993 - present)
-------------------------------------------------------------------------------------------------------------
Roger S. Joslin              Director                           Director, Senior Vice President and Treasurer
                                                                - State Farm Mutual Automobile Insurance
                                                                Company; Director, Chairman of the Board
                                                                and Treasurer - State Farm Fire and Casualty
                                                                Company;  Director, Vice President and Treasurer
                                                                - State Farm General Insurance Company;
                                                                Treasurer - State Farm County Mutual Insurance
                                                                Company of Texas; Director, Vice President
                                                                and Treasurer - State Farm Lloyds, Inc.;
                                                                Assistant Treasurer - State Farm Companies
                                                                Foundation; Director, Vice President and
                                                                Treasurer - State Farm International Services,
                                                                Inc., State Farm Investment Management
                                                                Corp., State Farm Growth Fund, Inc., State Farm
                                                                Balanced Fund, Inc., State Farm Interim Fund,
                                                                Inc., and State Farm Municipal Bond Fund,
                                                                Inc.; Director - State Farm Life Insurance
                                                                Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Kurt G. Moser                Director; Vice President -         Vice President - Investments - State Farm
                             Investments                        Mutual Automobile Insurance Company;
                                                                Director and Vice President - Investments
                                                                - State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm Life
                                                                Insurance Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company; Vice President
                                                                - Investments - State Farm County Mutual
                                                                Insurance Company of Texas, State Farm
                                                                Lloyds, Inc., and State Farm International
                                                                Services, Inc.; Investment Officer -
                                                                State Farm Indemnity Company; Underwriter -
                                                                State Farm Lloyds; Director and Vice
                                                                President - State Farm Investment Management
                                                                Corp.; Vice President - State Farm Growth Fund,
                                                                Inc., State Farm Balanced Fund, Inc.,
                                                                State Farm Interim Fund, Inc., and State Farm
                                                                Municipal Bond Fund, Inc.
-------------------------------------------------------------------------------------------------------------
George L. Perry              Director                           Director (1973 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1986 - present) - State Farm Life
                                                                Insurance Company; Senior Fellow (1970 -
                                                                present) - Brookings Institute
-------------------------------------------------------------------------------------------------------------
Don D Rood                   Director                           Retired
-------------------------------------------------------------------------------------------------------------
Curtis W. Tarr               Director                           Director (1986 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1982 - present) - State Farm Life
                                                                Insurance Company; Director (1986 -
                                                                present) - Intermet Corp.; Director (1975 -
                                                                1995) - George Banta Co.
-------------------------------------------------------------------------------------------------------------
Vincent J. Trosino           Director                           Director, Vice Chairman of the Board, Executive
                                                                Vice President and Chief Operating Officer -
                                                                State Farm Mutual Automobile Insurance
                                                                Company; Director and Vice President - State
                                                                Farm Fire and Casualty Company, State Farm
                                                                General Insurance Company; Director -
                                                                State Farm Lloyds, Inc.; Assistant Secretary -
                                                                State Farm Companies Foundation; Director -
                                                                State Farm International Services, Inc., State
                                                                Farm Life Insurance Company, State Farm
                                                                Annuity and Life Insurance Company, State
                                                                Farm Life and Accident Assurance Company, State
                                                                Farm Investment Management Corp.
-------------------------------------------------------------------------------------------------------------

       The following table sets forth the names, addresses and principal occupations during the past five years of the senior officers of State Farm (other than officers listed above who are members of State Farm's Board of Directors).


                                                  Senior Officers

Name and Address             Position with State Farm           Principal Occupation During Past Five Years
-------------------------------------------------------------------------------------------------------------
Thomas E. Deighan            Vice President -                   Vice President - Life/Health Underwriting -
                             Life/Health Underwriting           State Farm Life Insurance Company
-------------------------------------------------------------------------------------------------------------
James G. Fisher              Vice President -                   Vice President - Operations (1995 -
                             Operations                         present) -  State Farm Life Insurance Company;
                                                                Executive Assistant (1994 - 1995), and
                                                                Agency Director (1988 - 1994) - State Farm
                                                                Insurance Companies
-------------------------------------------------------------------------------------------------------------
James A. Malay               Vice President -                   Vice President - Policyholder Systems -
                             Policyholder Systems               State Farm Mutual Automobile Insurance
                                                                Company, State Farm Fire and Casualty
                                                                Company, State Farm General Insurance
                                                                Company, and State Farm Life Insurance Company
-------------------------------------------------------------------------------------------------------------
William A. Montgomery        Vice President and                 Vice President and General Counsel - State
                             General Counsel                    Farm Mutual Automobile Insurance Company,
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm
                                                                Life Insurance Company, State Farm Annuity and
                                                                Life Insurance Company, and State Farm Life and
                                                                Accident Assurance Company; Law Firm
                                                                Partner (through 1993) - Schiff, Hardin & Waite
-------------------------------------------------------------------------------------------------------------
Danny L. Scott, M.D.         Vice President and                 Vice President and Medical Director -
                             Medical Director                   State Farm Life Insurance Company,
                                                                State Farm Annuity and Life Insurance Company,
                                                                and State Farm Life and Accident Assurance
                                                                Company
-------------------------------------------------------------------------------------------------------------
Laura P. Sullivan            Vice President - Counsel;          Vice President - Counsel and Secretary
                             and Secretary                      of the Board - State Farm Mutual Automobile
                                                                Insurance Company, State Farm Fire and
                                                                Casualty Company; Director - Vice President -
                                                                Counsel and Secretary of the Board - State Farm
                                                                General Insurance Company; Assistant Secretary -
                                                                Treasurer - State Farm County Mutual Insurance
                                                                Company of Texas; Director and Assistant
                                                                Secretary - State Farm Indemnity Company;
                                                                Director, Vice President - Secretary -
                                                                State Farm Companies Foundation; Assistant
                                                                Secretary - State Farm International Services,
                                                                Inc.; Vice President - Counsel and Secretary
                                                                of the Board - State Farm Life Insurance
                                                                Company, State Farm Annuity and Life
                                                                Insurance Company, State Farm Life and
                                                                Accident Insurance Company
-------------------------------------------------------------------------------------------------------------
Dale R. Egeberg              Controller                         Controller - State Farm Life Insurance Company,
                                                                State Farm Annuity and Life Insurance Company,
                                                                and State Farm Life and Accident Assurance
                                                                Company
-------------------------------------------------------------------------------------------------------------

Robert Myer                  Vice President -                   Vice President - Marketing Development
                             Marketing Development              (1996 -present) - State Farm Life Insurance
                                                                Company; Executive Assistant (1995 - 1996),
                                                                Agency Director (1992 - 1995) and Agency
                                                                Manager (1990 - 1992) -State Farm Insurance
                                                                Companies
-------------------------------------------------------------------------------------------------------------
Roger Tompkins               Vice President                     Vice President - California - State Farm
                                                                Mutual Automobile Insurance Company,
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company
-------------------------------------------------------------------------------------------------------------
James J. O'Donnell           Vice President -                   Vice President - Compliance (1996),
                             Compliance                         Assistant Vice President - State Farm
                                                                Life Insurance Company
-------------------------------------------------------------------------------------------------------------

       A fidelity bond in the amount of $5 million covering State Farm's directors, officers and employees has been issued by National Union Fire Insurance Company.

       State Farm's Fixed Account Option. The Fixed Account is part of State Farm's general account assets. State Farm's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, State Farm has sole discretion over the investment of the assets of the Fixed Account.

       Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

THE VARIABLE ACCOUNT AND STATE FARM FUND

       The Variable Account. State Farm established the Variable Account as a separate investment account under Illinois law on December 9, 1996. State Farm owns the assets in the Variable Account and is obligated to pay all benefits under the Policies. The Variable Account is used to support the Policies as well as for other purposes permitted by law. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or State Farm. State Farm has established other separate investment accounts, of which State Farm Life Insurance Company Variable Annuity Separate Account is registered with the SEC under the 1940 Act.

       The Variable Account is divided into Subaccounts, each of which currently invests in shares of a specific Fund of State Farm Variable Product Trust. These Subaccounts buy and redeem Fund shares at net asset value without any sales charge. Any dividend from net investment income and distribution from realized gains from security transactions of a Fund is reinvested at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against that Subaccount without regard to any other income, gains or losses of State Farm. Assets equal to the reserves and other contract liabilities with respect to each Subaccount are not chargeable with liabilities arising out of any other business or account of State Farm. If the assets exceed the required reserves and other liabilities, State Farm may transfer the excess to its general account.

       The Variable Account may include other Subaccounts that are not available under the Policy and are not otherwise discussed in this prospectus. State Farm may substitute another subaccount or insurance company separate account under the Policy if, in State Farm's judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

       The State Farm Fund. State Farm Investment Management Corp. ("SFIM"), a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company, serves as investment adviser to the State Farm Fund. SFIM has engaged BZW Barclays Global Fund Advisors as the investment sub-adviser to provide day-to-day portfolio management for the Large Cap Equity Index Fund, the Small Cap Equity Index Fund, and the International Equity Index Fund. For more information concerning the investment adviser and investment sub-adviser, please see the accompanying prospectus for the State Farm Fund.

       Voting of Fund Shares. State Farm is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, State Farm will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Account Value in the Subaccounts. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds State Farm will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by a Subaccount for which no timely instructions are received will be voted by State Farm in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit State Farm to vote shares of the Funds in its own right, State Farm may elect to do so. State Farm may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, State Farm may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that State Farm reasonably disapproves of such changes in accordance with applicable federal regulations. If State Farm ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

       Introduction. The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon State Farm's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

       Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.

       Tax Status of the Policy. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, State Farm believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the Owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, State Farm may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

       In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and Policy Account Values, have not been explicitly addressed in published rulings. While State Farm believes that the Policies do not give Owners investment control over Variable Account assets, State Farm reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Policy.

       In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

       The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

       In General. State Farm believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

       Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

       Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. State Farm will monitor the Policies, however, and will attempt to notify an Owner on a timely basis if it believes that such Owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

       Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

       (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

       (2) Loans taken from or secured by (e.g., by assignment), such a Policy are treated as distributions and taxed accordingly.

       (3) A 10 percent additional income tax is imposed on the amount included in income except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary.

       Distributions from Policies that are not Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

       Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions.

       Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

       Policy Loans. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.

       Multiple Policies. All Modified Endowment Contracts that are issued by State Farm (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.


ADDITIONAL INFORMATION

       Sale of the Policies. State Farm VP Management Corp., a subsidiary of State Farm Mutual Automobile Insurance Company, acts as the principal underwriter of the Policies. State Farm VP Management Corp. also acts as principal underwriter for State Farm Life Insurance Company Variable Annuity Separate Account, a separate account also established by State Farm, and may act as principal underwriter for other separate accounts established by affiliates of State Farm. State Farm VP Management Corp. is a corporation organized under the laws of the state of Delaware in 1996, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Policies may not be available in all states. The Policies are sold by certain registered representatives of State Farm VP Management Corp. who are also appointed and licensed as State Farm insurance agents. Commissions are payable to the broker-dealer under two alternative commission schedules, depending on which schedule is elected by the registered representatives. Under the first schedule, commissions will not exceed 40% of the premiums received up to the Primary Compensation Premium ([definition to be inserted in pre-effective amendment]) and 3 1/2% of all other premiums received. Under the second schedule, commissions will not exceed 30% of the premiums received up to the first Primary Compensation Premium, 15% of the premiums received up to the next two Primary Compensation Premiums, and 4% of all other premiums received. In addition, State Farm may pay incentive bonuses or expense reimbursements.

       Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

       Litigation. No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

       Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by William A. Montgomery, the Vice President and General Counsel of State Farm. Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on matters relating to the federal securities laws.

       Experts. The financial statements of State Farm included in this prospectus have been audited by Coopers & Lybrand LLP, independent accountants, with offices in Chicago, Illinois, whose report thereon is set forth elsewhere herein. Actuarial matters included in this prospectus have been examined by _________________________________________________, Senior Actuary of State Farm,
whose opinion is filed as an exhibit to the registration statement.

       Financial Statements. The financial statements of State Farm appear on the following pages. No financial statements are presented for the Variable Account because it has yet to commence operations. The financial statements of State Farm should be distinguished from financial statements of the Variable Account (once the Variable Account's financial statements are presented) and should be considered only as bearing upon State Farm's ability to meet its obligations under the Policies.

       [Financial statements to be included in pre-effective amendment.]

                                  APPENDIX A

                Sample Surrender Charges per $1,000 of Coverage
                            Age 35   $50,000 Policy

          Beginning                      Surrender               Beginning                     Surrender
 Policy Year    Policy Month*             Charge         Policy Year    Policy Month*          Charge
---------------------------------------------------------------------------------------------------------
       1              1                  $ 10.75              5               1                $258.00
---------------------------------------------------------------------------------------------------------
       1              6                    64.50              6               1                 258.00
---------------------------------------------------------------------------------------------------------
       1             12                   129.00              7               1                 206.40
---------------------------------------------------------------------------------------------------------
       2              1                   139.70              8               1                 154.80
---------------------------------------------------------------------------------------------------------
       2              6                   193.50              9               1                 103.20
---------------------------------------------------------------------------------------------------------
       2             12                   258.00             10               1                  51.60
---------------------------------------------------------------------------------------------------------
       3              1                   258.00             11               1                   0.00
---------------------------------------------------------------------------------------------------------
       4              1                   258.00
---------------------------------------------------------------------------------------------------------

                           [Examples to be included]

* Surrender charges for other Policy Months may differ depending on the particular Policy Year.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that defines the power of Illinois corporations to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes Illinois corporations to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

     The Articles of Incorporation , as amended, and the Bylaws of State Farm Life Insurance Company do not provide for the indemnification of officers, directors, employees or agents of the Company.


                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

     [The representation required by Section 26(e)(2)(A) of the Investment Company Act of 1940 will be included in a pre-effective amendment.]

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons: ________________________________ The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.
          A.
          (1) Resolution of the Board of Directors of State Farm Life Insurance Company establishing State Farm Life Insurance Company Variable Life Separate Account
          (2)  Not Applicable
          (3)  (a)    Form of Underwriting Agreement @
               (b)    Form of Distribution Agreement @
               (c)    Schedule of Sales Commissions @
          (4)  Not applicable
          (5)  (a)    Specimen Flexible Premium Variable Universal Life
                      Insurance Policy
               (b)    Policy Riders and Endorsements
          (6)  (a)    Articles of Incorporation of State Farm Life Insurance
                      Company
               (b)    By-laws of State Farm Life Insurance Company
          (7)  Not applicable
          (8)  Form of participation agreement @
          (9)  Not applicable
          (10) Application form @
          (11) Description of issuance, transfer and redemption procedures @

          B.   Not applicable

          C.   Not applicable

     2. Opinion and consent of __________________ as to the legality of the securities being registered @

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of ________________________, as to actuarial matters pertaining to the securities being registered @

     7.   (a)  Consent of Independent Accountants @
          (b)  Consent of Sutherland, Asbill & Brennan, L.L.P. @

-----------------------------

@    To be filed by amendment.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, State Farm Life Insurance Company Variable Life Separate Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on this 9th day of December, 1996.

                                       State Farm Life Insurance Company
                                       Variable Life Separate Account
(SEAL)                                          (Registrant)

                                       By: State Farm Life Insurance Company
                                                (Depositor)

Attest:   /s/ Laura P. Sullivan        By:   /s/ Edward B. Rust, Jr.
         ------------------------           ----------------------------------
         Vice President-Counsel             President
         and Secretary, Secretary           State Farm Insurance Company
         of the Board

Pursuant to the requirements of the Securities Act of 1933, State Farm Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on the 9th day of December, 1996.


                                       State Farm Life Insurance Company

(SEAL)

Attest:   /s/ Laura P. Sullivan        By:  /s/ Darrell W. Beernink
         -----------------------            ---------------------------------
         Vice President-Counsel             Vice President and Actuary
         and Secretary, Secretary           State Farm Insurance Company
         of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                           Title                      Date
---------                           -----                      ----
/s/ Edward B. Rust, Jr.      President and Director            December 9, 1996
--------------------------   (Principal Executive Officer)
Edward B. Rust, Jr.


/s/ Darrell W. Beernink      Vice President and Actuary;       December 9, 1996
--------------------------   Director
Darrell W. Beernink          (Principal Financial Officer)


/s/ Dale R. Egeberg          Controller
--------------------------   (Principal Accounting Officer)    December 10, 1996
Dale R. Egeberg


/s/ Marvin D. Bower          Director                          December 9, 1996
--------------------------
Marvin D. Bower

/s/ Glenn A. Britt           Director                          December 9, 1996
--------------------------
Glenn A. Britt

/s/ Robert S. Eckley         Director                          December 9, 1996
--------------------------
Robert S. Eckley

/s/ Wendy L. Gramm           Director                          December 9, 1996
--------------------------
Wendy L. Gramm

/s/ Roger S. Joslin          Director                          December 9, 1996
--------------------------
Roger S. Joslin

/s/ Kurt G. Moser            Director                          December 9, 1996
--------------------------
Kurt G. Moser

/s/ George L. Perry          Director                          December 9, 1996
--------------------------
George L. Perry

/s/ Don D  Rood              Director                          December 9, 1996
--------------------------
Don D  Rood

/s/ Curtis W. Tarr           Director                          December 9, 1996
--------------------------
Curtis W. Tarr

/s/ Vincent J. Trosino       Director                          December 9, 1996
--------------------------
Vincent J. Trosino

/s/ Charles R. Wright        Director                          December 9, 1996
--------------------------
Charles R. Wright

Exhibit Index

1.A.(1) Resolution of the Board of Directors of State Farm Life Insurance Company establishing State Farm Life Insurance Company Variable Life Separate Account

1.A.(5)(a)     Specimen Flexible Premium Variable Universal Life Insurance
               Policy

1.A.(5)(b)     Policy Riders and Endorsements

1.A.(6)(a)     Articles of Incorporation of State Farm Life Insurance Company

1.A.(6)(b)     By-laws of State Farm Life Insurance Company